September 8, 2023
Via EDGAR
Division of Corporation Finance,
Office of Manufacturing,
Securities and Exchange Commission,
100 F Street N.E.,
Washington, D.C. 20549.

Attention:	Dale Welcome Anne McConnell

Re:	Ermenegildo Zegna N.V. Form 20-F for the Fiscal Year Ended December 31, 2022 Filed April 6, 2023 File No. 001-41180
Dear Mr. Welcome and Ms. McConnell:
On behalf of our client, Ermenegildo Zegna N.V. (the “Registrant”), we are writing to respond to the letter, dated August 17, 2023 (the “Comment Letter”), from the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced annual report on Form 20-F (the “Annual Report”).
The Registrant appreciates the Staff’s review of the Annual Report and looks forward to working with the Staff to resolve the Staff’s comments. For the Staff’s convenience, the Registrant has reproduced the Staff’s comments made in the Comment Letter below in bold and provided its responses below each comment. Capitalized terms that are in this letter but not defined herein have the meanings assigned to them in the Annual Report.
Form 20-F for the Fiscal Year Ended December 31, 2022
Item 5. Management's Discussion and Analysis of Financial Condition and Results of Operations B. Liquidity and Capital Resources
Debt Covenants, page 87
1.Your disclosures regarding financial debt covenants refer to a required ratio of Net Financial Indebtedness to Adjusted EBITDA but also imply compliance, at the last covenant date, with a positive Net Financial Indebtedness/(Cash Surplus) position. Please tell us, and revise future filings to clarify, whether your financial debt covenants are based on a required ratio of Net Financial Indebtedness to Adjusted EBITDA, a Net Financial Indebtedness/(Cash Surplus) position, or both. To the extent your debt covenants are based on a required ratio of Net Financial Indebtedness to Adjusted EBITDA, in addition to disclosing the required ratio, please also disclose your actual ratio.

U.S. Securities and Exchange Commission
September 8, 2023

To the extent your debt covenants are based on a Net Financial Indebtedness/(Cash Surplus) position, please disclose the minimum required position.
Response:
The Registrant acknowledges the Staff’s comment. The financial covenants in the relevant credit lines are based on a required ratio of Net Financial Indebtedness to Adjusted EBITDA of no more than 3.0x, calculated on an annual basis. The definition of Adjusted EBITDA is specified in the related agreements, and differs from the similarly named non-IFRS financial measure included in the Registrant’s filings. The last sentence in the “Debt covenants” paragraph on page 87 of the Annual Report was intended to indicate that at December 31, 2022 the Registrant had a Net Financial Indebtedness/(Cash Surplus) of €(122,153) thousand (representing excess cash over indebtedness) and therefore the ratio of Net Financial Indebtedness to Adjusted EBITDA would be (0.6x) and the Registrant was in compliance with the financial covenants. In future filings, the Registrant will disclose the ratio of Net Financial Indebtedness to Adjusted EBITDA, as illustrated below compared to the disclosure included in the Annual Report:
“Certain of Zegna’s borrowings and revolving lines are subject to financial covenants requiring Zegna to maintain a ratio of Net Financial Indebtedness to Adjusted EBITDA equal or lower than 3.0x (calculated on an annual basis based on a definition~~s~~ of Adjusted EBITDA specified in the related agreements, which may differ from the similarly named non-IFRS financial measure~~s~~ included elsewhere in this report), as well as negative pledges, pari passu, cross-default and change of control clauses. Failure to comply with these covenants may require Zegna to fully repay ~~on demand~~ the outstanding amounts on demand. At December 31, 2022 (the last covenant date), Zegna had a ~~positive~~ Net Financial Indebtedness/(Cash Surplus) ~~position and was therefore in compliance with the covenants.~~ of €(122,153) thousand (representing excess cash over indebtedness) and therefore the ratio of Net Financial Indebtedness to Adjusted EBITDA was (0.6)x and Zegna was in compliance with the covenants.”

Non-IFRS Financial Measures
Adjusted EBIT and Adjusted EBIT Margin, page 90
2.We note you present a non-IFRS financial measure you identify as Adjusted EBIT Margin but you do not present the most directly comparable IFRS measure, net income margin, with equal or greater prominence. For each non-IFRS financial measure you present, please present the most directly comparable IFRS measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Regulation G. This comment is also applicable to disclosures in earnings releases filed under Form 6-K.
Response:
The Registrant acknowledges the Staff’s comment and in future filings will present Profit/(Loss) margin with equal or greater prominence to its non-IFRS financial measure Adjusted EBIT Margin as follows:

U.S. Securities and Exchange Commission
September 8, 2023

“The following table presents a reconciliation of Profit/(Loss) to Adjusted EBIT and the calculation of the Profit/(Loss) Margin and Adjusted EBIT Margin for the years ended December 31, 2023, 2022 and 2021.”

	For the year ended December 31,
(€ thousands, except percentages)	2023	2022	2021
Profit/(Loss)	[•]	65,279	(127,661)
Income taxes	[•]	35,802	30,702
Financial income	[•]	(13,320)	(45,889)
Financial expenses	[•]	54,346	43,823
Foreign exchange losses/(gains)	[•]	7,869	7,791
Result from investments accounted for using the equity method	[•]	(2,199)	(2,794)
Impairments of investments accounted for using the equity method	[•]	—	—
Legal costs for trademark disputes	[•]	7,532	—
Transaction costs related to acquisitions	[•]	2,289	—
Severance indemnities and provisions for severance expenses	[•]	2,199	8,996
Costs related to the Business Combination	[•]	2,137	205,059
Net impairment of leased and owned stores	[•]	1,639	8,692
Special donation to the UNHCR	[•]	1,000	—
Net (income)/costs related to lease agreements	[•]	(6,844)	15,512
Other	[•]	—	4,884
Adjusted EBIT	[•]	157,729	149,115

Revenues	[•]	1,492,840	1,292,402
Profit/(Loss) Margin (Profit/(Loss) / Revenues)	[•]	4.4%	(9.9%)
Adjusted EBIT Margin (Adjusted EBIT / Revenues)	[•]	10.6%	11.5%
Adjusted Profit/(Loss), page 95
3.We refer to your presentation of Adjusted Profit/Loss. Please tell us, and revise your disclosures in future filings to clearly explain, how the tax effects of adjusting items are calculated and how they comply with Question 102.11 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. This comment is also applicable to Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per share on page 98 and to disclosures in earnings releases filed under Form 6-K.
Response:
The Registrant respectfully submits that the Annual Report, on pages 95 and 98, discloses that the tax effects of the adjusting items in Adjusted Profit/(Loss) and Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share are calculated based on the applicable tax rates of the jurisdictions to which the adjustments relate. More specifically, the Registrant considers the current and deferred tax effects of pre-tax items excluded from Adjusted Profit/Loss, calculated using the statutory tax rates related

U.S. Securities and Exchange Commission
September 8, 2023

to the jurisdiction that was impacted by the adjustment, after considering if such items are deductible or taxable, the impact of any temporary differences and the ultimate recoverability of deferred tax assets, if applicable. In future filings, the Registrant will revise the presentation of Adjusted Profit/Loss (as well as Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share) to include the following disclosure relating to how the tax effects of adjusting items are calculated:

“The tax effects of the aforementioned adjustments, calculated as the current and deferred tax effects of pre-tax items excluded from Adjusted Profit/Loss using the statutory tax rates related to the jurisdiction that was impacted by the adjustment, after considering if such items are deductible or taxable, the impact of any temporary differences and the ultimate recoverability of deferred tax assets, if applicable.”
4.We note your non-IFRS adjustment related to legal costs for trademark disputes. Based on the nature of your business, is appears to us that trademark litigation is likely to arise in the ordinary course of your business. Although this litigation may have been unusual in size and complexity, given the nature of the litigation, it appears to us that the related legal costs are normal operating expenses and excluding them from non-IFRS performance measures is not appropriate based on the requirements of Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please advise or revise in future filings.
Response:
As disclosed in the Annual Report, the adjustment for legal costs for trademark disputes relates to legal costs incurred by the Thom Browne segment in connection with defending a legal dispute initiated by adidas against Thom Browne, alleging (among other things) trademark infringement in connection with the use of Thom Browne’s five color grosgrain ribbon and the four bars on sleeves and pants on its sporting goods, sportswear and athletic wear, which allegedly infringed the three stripe marks of adidas. The Registrant respectfully advises the Staff that its management does not view this legal dispute and the related legal costs as a normal, recurring operating expense for the Registrant’s business. While the Registrant dedicates significant resources to the protection of its intellectual property assets, and is often required to actively protect its intellectual property from infringement by third parties, the Registrant is not ordinarily subject to claims and litigation proceedings brought by third parties against it alleging that the Registrant’s brand identifiers (trademarks, logos) infringe such third parties’ intellectual property rights. There have been no similar proceedings brought by third parties in at least five years. Consistent with the foregoing, the adjustments do not include any costs relating to the legal proceedings for the active protection of the Registrant’s intellectual property against infringements by third parties.

U.S. Securities and Exchange Commission
September 8, 2023

* * * * *

Any questions or comments with respect to the response may be communicated to the undersigned (tel.: 212-558-3109 or email: millersc@sullcrom.com). Please send copies of any correspondence relating to this filing to me by email with the original by mail c/o Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,
/s/ Scott D. Miller
Scott D. Miller

cc:	Gianluca Tagliabue (Chief Financial Officer and Chief Operating Officer)
Delphine Gieux (Group General Counsel)
Ermenegildo Zegna N.V.
Viale Roma 99/100
13835 Valdilana loc. Trivero
Italy